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17004772

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Washington, D.C. 20549

SEC Mail Processing Section FEB 27 2017 Washington DC 416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68633

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ELM CAPITAL USA LIMITED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 ST JAMES'S SQUARE
(No. and Street)

LONDON	UK	SW1Y 4JH
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ESTEE DORFMAN, FINOP — (781) 780-7069
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T CERTIFIED PLUBLIC ACCOUNTANTS, PLLC
(Name – *if individual, state last, first, middle name*)

250 WEST 57TH STREET	NEW YORK	NEW YORK	10107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

OATH OR AFFIRMATION

I, Etienne Deshormes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Elm Capital USA Limited. (Company), as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Philip Milsom (Solicitor)
Thrings LLP, Kinnaird House
1 Pall Mall East, London SW1Y 5AU

Etienne Deshormes, CEO

Sworn and subscribed to before me this 23 day of February, 2017.

This report contains (check all applicable boxes):

		Report of Independent Registered Public Accounting Firm
(x)	(a)	Facing page.
(x)	(b)	Balance Sheet.
(x)	(c)	Statement of Operations.
(x)	(d)	Statement of Member's Equity.
(x)	(e)	Statement of Changes in Cash Flows.
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
()	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
(x)	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable).
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
(x)	(o)	Review report on managements' assertion letter regarding (k)(2)(i).
(x)	(p)	Management's assertion letter regarding (k)(2)(i).

Contents

Index

*****
***
*

VB&T
Certified Public Accountants, PLLC

250 W 57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.997.2262

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of ELM Capital USA Limited

We have audited the accompanying statement of financial condition of ELM Capital USA Limited, (the Company) as of December 31, 2016, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ELM Capital USA Limited as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I and II have been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

VB&T Certified Public Accountants, PLLC

New York, NY
February 18, 2017

Registered with the Public Company Accounting Oversight Board
Member of the American Institute of Certified Public Accountants

Elm Capital USA Limited
Statement of Financial Condition
December 31, 2016

Assets

Cash & cash Equivalents	$ 83,449
Accounts Receivable	356,355
Prepaid expenses	5,192
Total Assets	444,996

Liabilities and Members' Equity

Accounts payable and accrued expenses	19,768
Total liabilities	19,768
Members' equity	425,228
Total Liabilities and Members' Equity	$ 444,996

See Accountants Report and Accompanying Notes

Elm Capital USA Limited
Statement of Income (Loss)
For the year ended December 31, 2016

Revenues:	
Fee Income	$ 286,764
Total Operating revenue	286,764
Expenses:	
Employee compensation and benefits	162,289
Regulatory fees	3,767
Occupancy and equipment rental	5,650
Other Expenses	17,432
Professional fees	33,951
Taxes and Licenses	15,713
Total Operating expenses	238,801
Other Income:	
Gain/(Loss) Exchange rate	(2,589)
Income Tax refund	980
Interest Income	64
Total Other Income	(1,545)
Net income (loss)	$ 46,418

See Accountants Report and Accompanying Notes

Elm Capital USA Limited
Statement Of Changes In Members' Equity
For the year ended December 31, 2016

Beginning members' equity	$	378,810
Net income (loss)		46,418
Members' equity @ December 31, 2016	$	425,228

See Accountants Report and Accompanying Notes

Elm Capital USA Limited
Statement Of Cash Flows
For the year ended December 31, 2016

Cash flows from operating activites:	
Net income (loss)	$ 46,418
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Accounts Receivable	(25,388)
Prepaid expenses	47
Increase (decrease) in:	
Accounts payable and accrued expenses	(13,185)
Net cash provided (used) by operating activities	7,892
Net increase (decrease) in cash	7,892
Cash, beginning	75,557
Cash, ending	$ 83,449

Cash paid during the year for:	
Interest	$ -
Taxes	$ 20,954

Elm Capital USA Limited
Notes to Financial Statements
For the Year Ended December 31, 2016

1. NATURE OF BUSINESS

Elm Capital USA Limited (the company) is a United Kingdom private limited company incorporated on May 20, 2010. The Company advises private equity funds and private equity advisors. It specializes in advising General Partners in fundraising and provides advisory services for the secondary sales of private equity funds, companies portfolio of funds and portfolio of companies. The Company operates in the United States of America as an appointed representative of Elm Capital Associates Ltd. (a UK limited company) and on January 28, 2011 became a member of FINRA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

There is a provision for income taxes. The Company will file income tax returns in the United Kingdom.

Basis of Accounting

The Company uses the accrual method of accounting for financial purposes.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts in the United Kingdom. The company has not experienced any losses in such accounts.

Elm Capital USA Limited
Notes to Financial Statements
For the Year Ended December 31, 2016

3. CASH FLOWS

Cash paid for interest and income taxes is as follows:

Interest	$	0
UK Corporations Tax		20,954
	$	20,954

4. CASH AND CASH EQUIVALENTS

For the purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company places its temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of the Federal insurance Deposit Corporation (FDIC) insurance limit.

5. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $60,070 at December 31, 2016, which exceeds required net capital of $5,000 by $55,070. The ratio of aggregate indebtedness to net capital at December 31, 2016 was 0.33 to 1.0.

6. COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation and paid sick days depending on length of service. It is not practicable for the Company to estimate the amount of compensation for future absences; accordingly, no liability for compensated absences has been recorded in the accompanying financial statements. The Company policy is to recognize the costs of compensated absences when actually paid to employees.

7. REVENUE RECOGNITION POLICY

The Company recognizes revenue when a fund or deal closes.

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through Febraury xx, 2017, the date on which the financial statements were available to be issued.

9. CONCENTRATIONS IN SALES TO FEW CUSTOMERS

In 2016, five clients accounted for 100% of total revenues.

10. RELATED PARTY TRANSACTIONS

Certain expenses are shared with the Company's affiliate, Elm Capital Assocaites Limited. These expenses are rent, office expenses, other general and adminstrative expenses and salaries. For the year to date December 31, 2016, $179,632 of shared expeneses were incurred. At December 31, 2016 the Company owed it's affiliate $0.

Elm Capital USA Ltd. (the Company) is entirely owned by Etienne Deshormes, who entirely owns Elm Capital Holding Ltd., which became the beneficial owner of Elm Capital Associates Ltd. in the 4th quarter of 2016. The Company's ownership is in the process of being transferred to Elm Capital Holding Ltd.

All of the fee revenue for the year ending December 31, 2016 was billed to Elm Capital Associates Ltd. Many expenses, including office expenses, are shared with Elm Capital Associates Ltd. Other expenses, such as salaries, are billed directly to Elm Capital Associates Ltd.

At December 31, 2016, the Company had outstanding accounts receivable balances of $356,355, of which $188,191 was outstanding more than 90 days. This entire amount was due from Elm Capital Associates Ltd.

11. ACCOUNTS RECEIVABLE

Accounts receivable is recorded at the amount the company expects to collect on balances outstanding at year-end. The members closely monitor outstanding balances and write off, as of year-end, all balances over a year old that have not been collected by the time the financial statements are issued.

12. FAIR VALUE OF FINANCIAL STATEMENTS

The company's financial statements are cash and cash equivalents and accounts receivable. The recorded values of cash and cash equivalents and accounts receivable approximate their fair values based on their short-term nature.

13. FOREIGN CURRENCY CONVERSION

Transactions are converted into U.S. dollars on the transaction date. Foreign exchange gain or loss is recorded on the date the revenue is received and expenses are paid. Certain balance sheet accounts were converted as of December 31, 2016.

14. EXPENSE SHARING AGREEMENT

There is an expense sharing agreement between an affiliate (Elm Capital Associates Limited) and the Company for rent, other general and administrative costs and salaries. The Company is responsible for paying ordinary and necessary costs of a broker dealer including legal and audit fees, FINRA and state registration fees, SIPC, insurance, bonding premiums, employee commissions or variable compensation.

SUPPLEMENTARY INFORMATION

Elm Capital USA Limited
Supplemental Schedule I
Computation Of Net Capital Pursuant To
Uniform Capital Rule 15c3-1
December 31, 2016

Members equity	$ 425,228
Non-allowable assets:	
Accounts Receivable	356,355
Prepaid expenses	5,192
Net capital before haircuts	63,681
Haircuts on securities	-
Haircuts on Foreign Currency	3,611
Net capital	60,070
Minimum capital requirements the greater of 6-2/3% aggregate indebtedness of $6,048 or $5,000	5,000
Excess net capital	$ 55,070
Ratio of aggregate indebtedness to net capital	.33 to 1
Aggregate Indebtedness	
Accounts payable and accrued expenses	19,768
Total aggregate indebtedness	$ 19,768
Reconciliation of net capital:	
Net capital as reported in Company's unaudited part IIA of the Focus Report	$ 60,070
Rounding	-
Net capital per report pursuant to Rule 17a-5 (d)	$ 60,070

See Accountants Report and Accompanying Notes

VB&T

Certified Public Accountants, PLLC

250 W 57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.997.2262

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of ELM Capital USA Limited

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) ELM Capital USA Limited (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that ELM Capital USA Limited met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

VB&T Certified Public Accountants, PLLC

New York, NY
February 18, 2017

Elm Capital USA Limited
26 St James's Square, London, SW1Y 4JH
Tel: +44 (0) 207 901 8940
Fax: +44 (0) 207 901 8949

Assertions Regarding Exemption Provisions

We, as members of management of Elm Capital USA Limited ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i)

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period from January 1, 2016 to December 31, 2016.

Elm Capital USA Limited

By:

Etienne Deshormes, CEO

6th January 2017

Elm Capital USA Limited

Audited Financial Statements

For the Year Ended December 31, 2016

Elm Capital USA Limited
26 St James's Square, London, SW1Y 4JH
Tel: +44 (0) 207 901 8940
Fax: +44 (0) 207 901 8949

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549
United States of America

SEC
Mail Processing
Section
FEB 27 2017
Washington DC
415

23rd February 2017

Dear Sirs,

Elm Capital USA Limited
FINRA CRD #154372

Please find enclosed a duly executed and sworn copy of our Report on Audit of Financial Statements and Supplemental Information for year ended December 2016.

Please do not hesitate to contact us should you have any queries concerning these audited accounts.

Yours sincerely

Samantha Page
Operations Manager